Exhibit 3.1

AMENDMENT NO. 1 TO

FOURTH AMENDED AND RESTATED AGREEMENT OF LIMITED

PARTNERSHIP OF

WESTMORELAND RESOURCE PARTNERS, LP

This Amendment No. 1 (this “Amendment”) to the Fourth Amended and Restated Agreement of Limited Partnership of Westmoreland Resource Partners, LP (the “Partnership”), dated as of December 31, 2014, (the “Partnership Agreement”) is hereby adopted effective as of August 1, 2015 by Westmoreland Resources GP, LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership, pursuant to the authority granted to it in Section 5.6 and Section 13.1 of the Partnership Agreement. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.

WHEREAS, Section 5.6(a) of the Partnership Agreement provides that the Partnership may issue additional Partnership Interests and options, warrants, restricted units and appreciation rights relating to the Partnership Interests for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners; and

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect in any material respect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests; and

WHEREAS, Section 13.1(g) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement in connection with a change that the General Partner determines to be necessary or appropriate in connection with the authorization or issuance of any class or series of Partnership Interests or any options, rights, warrants, appreciation rights, tracking and phantom interests or other economic interests in the Partnership relating to Partnership Interests pursuant to Section 5.6 of the Partnership Agreement; and

WHEREAS, the board of directors of the General Partner has determined that the standards specified in Section 13.1(d)(i) and Section 13.1(g) are satisfied with respect to the amendments to be made by this Amendment; and

WHEREAS, Westmoreland Coal Company (“WCC”) entered into a certain Amended and Restated Contribution Agreement with the Partnership, dated as of July 31, 2015 (the “2015 Contribution Agreement”), pursuant to which WCC will contribute certain assets to the Partnership for the consideration described therein, which includes $115 million in cash and $115 million of units of a new class of Partnership Interests designated as the “Series A Convertible Units,” having the terms and definition set forth herein; and

WHEREAS, the General Partner deems it in the best interest of the Partnership to effect this Amendment in order to (i) specify the rights and obligations of the Series A Convertible Units, (ii) provide for the economic uniformity of the Series A Convertible Units and other Units that may be issued in connection with the Series A Convertible Units and (iii) provide for such other matters as are provided herein.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

A. Amendment. The Partnership Agreement is hereby amended as follows:

1. Section 1.1 is hereby amended to add or restate, as applicable, the following definitions:

“Change of Control” means the occurrence of any of the following:

(a) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, consolidation or business combination), in one or a series of related transactions, of all or substantially all of the properties or assets of the Partnership Group as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(b) (i) the adoption of a plan for the liquidation or dissolution of the Partnership or (ii) the removal of the General Partner by the Limited Partners of the Partnership;

(c) the consummation of any transaction (including, without limitation, any merger, consolidation or business combination), the result of which is that any Person (other than the owners of the General Partner immediately prior to the consummation of the transaction) becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the equity of the General Partner or of the Outstanding Common Units of the Partnership, in each case measured by voting power rather than number of units;

(d) notwithstanding anything provided in clauses (a) through (c) above, (i) any direct or indirect sale, conveyance, assignment, transfer, merger, consolidation or business combination that would result in the owners of the General Partner immediately prior to the consummation of the transaction owning, directly or indirectly, less than fifty percent (50%) of the equity of the General Partner, or (ii) any assignment or transfer of all or substantially all of the assets of the General Partner; or

(e) consummation of a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act with respect to the Partnership.

“Closing Date” has the meaning assigned to such term in the 2015 Contribution Agreement.

“Common Unit” means a Partnership Interest representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not refer to, or include, any Incentive Distribution Rights or any Series A Convertible Unit prior to the conversion of such Series A Convertible Unit into a Common Unit pursuant to the terms thereof.

“Equity Determination Price” has the meaning assigned to such term in the 2015 Contribution Agreement.

“Initial Unit Price” means (a) with respect to the Common Units, the Catalyst Price, or (b) with respect to the Series A Convertible Units (including each Series A PIK Unit), the Series A Issue Price, or (c) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially issued by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Series A Convertible Units, Incentive Distribution Rights, Liquidation Units or other Partnership Interests or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement; provided, however, that when the term “Limited Partner Interest” is used herein in the context of any vote or other approval, including Article XIII and Article XIV, such term shall not, solely for such purpose, include any Incentive Distribution Right or Liquidation Units except as may be required by law or contemplated by Section 13.13.

“Noncompensatory Option” means a “noncompensatory option” within the meaning of Treasury Regulation Sections 1.721-2(f) and 1.761-3(b)(2) issued by the Partnership which, as of the date such option is issued by the Partnership, is not treated as a partnership interest pursuant to Treasury Regulation Section 1.761-3(a) (other than an issuance of Series A PIK Units pursuant to Section 5.14(d)).

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Interests of any class then Outstanding, all Partnership Interests owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Units so owned shall be considered to be Outstanding for purposes of Section 14.3(e)(v) (such Units shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class then Outstanding directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Interests issued by the Partnership with the prior approval of the Board of Directors of the General Partner. For the avoidance of doubt, the Board of Directors and the General Partner have approved the issuance of the Series A Convertible Units to WCC pursuant to the 2015 Contribution Agreement in accordance with clause (iii) of the immediately preceding sentence, and any Series A Convertible Units, Series A PIK Units and Series A Conversion Units issued to WCC shall be deemed to be approved by the Board of Directors in accordance with clause (iii) of the immediately preceding sentence and the foregoing limitations of the immediately preceding sentence shall not apply to WCC with respect to its ownership (beneficially or of record) of the Series A Convertible Units, the Series A PIK Units and the Series A Conversion Units.

“Percentage Interest” means, as of any date of determination, (a) as to the General Partner with respect to General Partner Units and as to any Unitholder with respect to Units (including the General Partner with respect to Units), the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of General Partner Units held by the General Partner or the number of Units held by such Unitholder (or, in the case of Series A Convertible Units, the number of Series A Conversion Units issuable upon conversion of such Series A Convertible Units held by such Unitholder or Assignee if such Series A Convertible Units were then converted in accordance with Section 5.14(c)), as the case may be, by (B) the total number of all Outstanding Units and General Partner Units and (b) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero. The Percentage Interest with respect to a Liquidation Unit shall at all times be zero.

“Post-Initial Issuance Series A Convertible Unit” means a Series A Convertible Unit that is a Series A PIK Unit or a Series A Conversion Unit.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners, (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer, or (c) the identity of the Record Holders of Series A Convertible Units entitled to convert such Units.

“Remaining Net Positive Adjustments” means, as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Series A Convertible Units the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Series A Convertible Units as of the end of such period over (b) the sum of those Unitholders’ Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Units), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the General Partner Units for each prior taxable period and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Series A Conversion Date” means the earlier of (i) the date on which the Partnership first makes a regular quarterly cash distribution with respect to any Quarter to holders of Common Units in an amount at least equal to $0.22 per Common Unit or (ii) a Change of Control.

“Series A Conversion Unit” means a Common Unit issued upon conversion of a Series A Convertible Unit pursuant to Section 5.14(c).

“Series A Convertible Unit” means a Partnership Interest issued pursuant to Section 5.14 and representing a Limited Partner’s interest in the Partnership having the rights and obligations specified with respect to the Series A Convertible Units in this Agreement.

“Series A Issue Price” means the Equity Determination Price.

“Series A PIK Distribution Amount” has the meaning assigned to such term in Section 5.14(d)(i).

“Series A PIK Payment Date” has the meaning assigned to such term in Section 5.14(d)(iii).

“Series A PIK Unit” means a Series A Convertible Unit issued by the Partnership in lieu of cash distributions in respect of the Series A Convertible Units pursuant to Section 5.14(d).

“Series A Convertible Unit Distribution” has the meaning assigned to such term in Section 5.14(d)(i).

“Share of Additional Book Basis Derivative Items” means, in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units or Series A Convertible Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Units), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the holders of Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the holders of the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units and Series A Convertible Units, but shall not include (i) General Partner Units (or the General Partner Interest represented thereby), (ii) Incentive Distribution Rights or (iii) Liquidation Units.

“Unit Majority” means at least a majority of the Outstanding Common Units and Series A Convertible Units, voting together as a single class.

2. Section 4.1 is hereby amended and restated as follows:

Notwithstanding anything to the contrary in this Agreement, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by physical certificates, provided, however, with respect to the issuance of any Series A Convertible Units, the Partnership shall issue such Certificates in accordance with Section 5.14(f). Certificates that may be issued shall be executed on behalf of the Partnership by the Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer or any Vice President and the Secretary, any Assistant Secretary, or other authorized officer or director of the General Partner. If a Transfer Agent has been appointed for a class of Partnership Interests, no Certificate for such class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that, if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership. With respect to any Units outstanding prior to the effectiveness of this Agreement that are represented by physical certificates, the General Partner may determine that such Units will no longer be represented by physical certificates and may, upon written notice to the holders of such Units and subject to applicable law, take whatever actions it deems necessary or appropriate to cause such Units to be registered in book entry or global form and may cause such physical certificates to be cancelled or deemed cancelled.

3. Section 4.8 is hereby amended to add a new Section 4.8(e) as follows:

(e) Any transfer of a Series A Conversion Unit shall be subject to the restrictions imposed by Section 6.10.

4. Section 5.5(a) is hereby amended and restated as follows:

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property (other than Series A PIK Units) made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1. For the avoidance of doubt, the Series A Convertible Units will be treated as a partnership interest in the Partnership that is “convertible equity” within the meaning of Treasury Regulation Section 1.721-2(g)(3), and, therefore, each holder of a Series A Convertible Unit will be treated as a partner in the Partnership, other than with respect to the conversion feature of the Series A Convertible Unit. The initial Capital Account balance in respect of each Series A Convertible Unit (including each Series A PIK Unit) shall be the Series A Issue Price.

5. Section 5.5(c) is hereby amended to add a new Section 5.5(c)(iii) as follows:

(iii) Immediately prior to the transfer of a Post-Initial Issuance Series A Convertible Unit by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this Section 5.5(c)(iii) apply), the aggregate Capital Account maintained for such Person with respect to its Post-Initial Issuance Series A Convertible Units will (A) first, be allocated to the Post-Initial Issuance Series A Convertible Units to be transferred in an amount equal to the product of (x) the number of such Post-Initial Issuance Series A Convertible Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit that is not a Post-Initial Issuance Series A Convertible Unit, and (B) second, any remaining positive balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Post-Initial Issuance Series A Convertible Units and if the remaining balance would be negative, items of Partnership income and gain shall be specially allocated to such transferor Partner in an amount and manner sufficient to eliminate the deficit in its Capital Account as quickly as possible. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Post-Initial Issuance Series A Convertible Units, if any, will have a balance equal to the amount allocated under clause (B) above, and the transferee’s Capital Account established with respect to the transferred Post-Initial Issuance Series A Convertible Units will have a balance equal to the amount allocated under clause (A) above.

6. Section 5.5(d)(i) is hereby amended and restated as follows:

(i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on (A) an issuance of additional Partnership Interests for cash or Contributed Property (other than an issuance of Series A PIK Units), (B) the issuance of Partnership Interests as consideration for the provision of services, (C) the issuance by the Partnership of a Noncompensatory Option (other than an issuance of Series A PIK Units), (D) the issuance of IDR Reset Common Units pursuant to Section 5.11, or the conversion of the General Partner’s Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of each Partner and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property; provided, however, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, in the event of an issuance of a Noncompensatory Option to acquire a de minimis Partnership Interest or in the event of an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. If upon the occurrence of a revaluation event described in this Section 5.5(d), a Noncompensatory Option of the Partnership is outstanding, the Partnership shall adjust the Carrying Value of each Partnership property in accordance with Treasury Regulation Sections 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2). In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests (or, in the case of an exercise of a Noncompensatory Option, immediately after such exercise if required pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(1)) shall be determined by the

General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may first determine an aggregate value for the assets of the Partnership, that takes into account the current trading price of the Common Units, the fair market value of all other Partnership Interests at such time and the amount of Partnership Liabilities.

7. Section 5.5(d)(iii) is hereby amended and restated as follows:

(iii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(s), immediately after the exercise of any Holder Common Unit Warrant, the Capital Account of each Partner and the Carrying Value of each Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if (A) such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately after such exercise, and (B) (1) first, all Unrealized Gain had been allocated pro rata to the Partners holding Warrant Exercised Common Units until the Capital Account of each such Partner with respect to each such Warrant Exercised Common Unit equals the Per Unit Capital Amount of a Common Unit, and (2) second, any remaining Unrealized Gain or Unrealized Loss had been allocated to the Partners at such time pursuant to Section 6.1(c) in the same manner as any item of gain or loss actually recognized following an event giving rise to the liquidation of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership assets (including cash or cash equivalents) immediately after the exercise of such Holder Common Unit Warrant shall be determined by the General Partner using such method of valuation as it may adopt (taking into account Section 7701(g) of the Code); provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time and the General Partner shall make such adjustments to such valuation as required by Treasury Regulation Section 1.704-1(b)(2)(iv)(h)(2). The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its discretion) to arrive at a fair market value, as so adjusted, for individual properties. If, after making the allocations of Unrealized Gain and Unrealized Loss as set forth above in this Section 5.5(d)(iii), the Capital Account of each Partner with respect to each Warrant Exercised Common Unit received upon the exercise of any Holder Common Unit Warrant is less than the Per Unit Capital Amount of a Common Unit, then, in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), Capital Account balances shall be reallocated between the Partners holding Common Units (other than such Warrant Exercised Common Units) and Partners holding such Warrant Exercised Common Units so as to cause the Capital Account of each Partner holding such Warrant Exercised Common Units to equal, on a per unit basis with respect to each such Warrant Exercised Common Unit, the Per Unit Capital Amount of a Common Unit. In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(4), if Capital Account balances are reallocated pursuant to the immediately preceding sentence, the Partnership shall make corrective allocations so as to take into account the reallocation of Capital Account balances as provided in Treasury Regulation Section 1.704-1(b)(4)(x).

8. Section 5.5(d) is hereby amended to add a new Section 5.5(d)(iv) as follows:

(iv) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(s), immediately after the conversion of a Series A Convertible Unit into a Common Unit in accordance with Section 5.14(c), as applicable, the Capital Account of each Partner and the Carrying Value of each Partnership property shall be adjusted to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately after such conversion and (A) first, all Unrealized Gain (if the Capital Account of each such Series A Conversion Unit, as applicable, is less than the Per Unit Capital Amount for a then Outstanding Initial Common Unit) or Unrealized Loss (if the Capital Account of each such Series A Conversion Unit, as applicable, is greater than the Per Unit Capital Amount for a then Outstanding Initial Common Unit) had been allocated Pro Rata to each Partner holding Series A Conversion Units received upon such conversion until the Capital Account of each such Series A Conversion Unit, as applicable, is equal to the Per Unit Capital Amount for a then Outstanding Initial Common Unit; and (B) second, any remaining Unrealized Gain or Unrealized Loss had been allocated to the Partners at such time pursuant to Section 6.1(c) and Section 6.1(d). In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets immediately after the conversion of a Series A Convertible Unit shall be determined by the General Partner using such reasonable method of valuation as it may adopt (taking into account Section 7701(g) of the Code); provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time and must make such adjustments to such valuation as required by Treasury Regulation Section 1.704-1(b)(2)(iv)(h)(2). The General Partner shall allocate such aggregate value among the assets of the Partnership in such manner as it determines in its discretion to be reasonable. If, after making the allocations of Unrealized Gain and Unrealized Loss as set forth above in this Section 5.5(d)(iv), the Capital Account of each Partner with respect to each Series A Conversion Unit, as applicable, received upon such conversion of the Series A Convertible Unit, as applicable, is less than the Per Unit Capital Amount for a then Outstanding Initial Common Unit, then Capital Account balances shall be reallocated between the Partners holding Common Units (other than Series A Conversion Units) and Partners holding Series A Conversion Units, as applicable, so as to cause the Capital Account of each Partner holding a Series A Conversion Unit, as applicable, to equal, on a per Unit basis with respect to each such Series A Conversion Unit, the Per Unit Capital Amount for a then Outstanding Initial Common Unit.

9. Section 5.9(a) is hereby amended and restated as follows:

(a) Subject to Section 5.9(d), Section 6.6 and Section 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis or stated as a number of Units (including the number of Common Units into which Series A Convertible Units may convert) are proportionately adjusted.

10. Section 5.9 is hereby amended to add a new Section 5.9(f) as follows:

(f) For the avoidance of doubt, upon any Pro Rata distribution of Partnership Interests to all Record Holders of Common Units or any subdivision or combination (or reclassification into a greater or smaller number) of Common Units, the Partnership will proportionately adjust the number of Series A Convertible Units as follows: (i) if the Partnership issues Partnership Interests as a distribution on its Common Units or subdivides the Common Units (or reclassifies them into a greater number of Common Units), then the Series A Convertible Units shall be subdivided into a number of Series A Convertible Units equal to the result of multiplying the number of Series A Convertible Units by a fraction, (A) the numerator of which shall be the sum of the number of Common Units outstanding immediately prior to such distribution or subdivision plus the total number of Partnership Interests constituting such distribution or newly created by such subdivision, and (B) the denominator of which shall be the number of Common Units outstanding immediately prior to such distribution or subdivision, and (ii) if the Partnership combines the Common Units (or reclassifies them into a smaller number of Common Units), then the Series A Convertible Units shall be combined into a number of Series A Convertible Units equal to the result of multiplying the number of Series A Convertible Units by a fraction, (A) the numerator of which shall be the sum of the number of Common Units outstanding immediately following such combination, and (B) the denominator of which shall be the number of Common Units outstanding immediately prior to such combination.

11. Article V is hereby amended to add a new Section 5.14 as follows:

Section 5.14 Establishment of Series A Convertible Units.

(a) General. The Partnership hereby designates and creates a series of Units to be designated as “Series A Convertible Units” and consisting of a total of 15,251,989 Series A Convertible Units, plus any additional Series A Convertible Units issued in kind as a distribution pursuant to Section 5.14(d), having the same rights, preferences and privileges, and subject to the same duties and obligations, as the Common Units, except as set forth in this Section 5.14.

(b) Rights on Liquidation of the Partnership. The holders of the Series A Convertible Units shall have rights upon dissolution and liquidation of the Partnership, including the right to share in any liquidating distributions pursuant to Section 12.4, in accordance with Article XII of this Agreement.

(c) Conversion of Series A Convertible Units.

(i) Immediately before the close of business on the Series A Conversion Date, the Series A Convertible Units shall automatically convert into Common Units on a one-for-one basis.

(ii) Upon conversion, the rights of a holder of converted Series A Convertible Units as a holder of Series A Convertible Units shall cease with respect to such converted Series A Convertible Units, including any rights under this Agreement with respect to holders of Series A Convertible Units, and such Person shall continue to be a Limited Partner and have the rights of a holder of Common Units under this Agreement. Upon the Series A Conversion Date, all Series A Convertible Units shall be deemed to be transferred to, and cancelled by, the Partnership in exchange for the Common Units into which the Series A Convertible Units converted.

(iii) The Partnership shall pay any documentary, stamp or similar issue or transfer taxes or duties relating to the issuance or delivery of Common Units upon conversion of the Series A Convertible Units. However, the holder shall pay any tax or duty which may be payable relating to any transfer involving the issuance or delivery of Common Units in a name other than the holder’s name. The Transfer Agent may refuse to deliver the Certificate representing Common Units being issued in a name other than the holder’s name until the Transfer Agent receives a sum sufficient to pay any tax or duties which will be due because the shares are to be issued in a name other than the holder’s name. Nothing herein shall preclude any tax withholding required by law or regulation.

(iv) (A) The Partnership shall keep free from preemptive rights a sufficient number of Common Units to permit the conversion of all outstanding Series A Convertible Units into Common Units to the extent provided in, and in accordance with, this Section 5.14(c).

(B) All Common Units delivered upon conversion of the Series A Convertible Units shall be newly issued, duly authorized and validly issued, free from preemptive rights and free of any lien or adverse claim.

(C) The Partnership shall comply with all applicable securities laws regulating the offer and delivery of any Common Units upon conversion of Series A Convertible Units and, if the Common Units are then listed or quoted on the New York Stock Exchange, or any other National Securities Exchange or other market, shall list or cause to have quoted and keep listed and quoted the Common Units issuable upon conversion of the Series A Convertible Units to the extent permitted or required by the rules of such exchange or market.

(D) Notwithstanding anything herein to the contrary, nothing herein shall give to any holder of Series A Convertible Units any rights as a creditor in respect of its right to conversion.

(d) Distributions and Allocations.

(i) Each Series A Convertible Unit shall have the right to share in distributions and allocations pursuant to Section 6.1, Section 6.4 and Section 6.5 on a Pro Rata basis with the Common Units; provided, however, that the Series A Convertible Units shall not be entitled to distributions and allocations with respect to any Quarter ending on or prior to the Closing Date. For the avoidance of doubt, each reference in this Agreement to an allocation or distribution to Unitholders holding Common Units shall be deemed to be a reference to Unitholders holding Common Units or Series A Convertible Units. All or any portion of each distribution payable in respect of the Series A Convertible Units (the “Series A Convertible Unit Distribution”) may, at the election of the Partnership, be paid in Series A PIK Units (any amount of such Series A Convertible Unit Distributions so paid in Series A PIK Units, the “Series A PIK Distribution Amount”). The number of

Series A PIK Units to be issued in connection with a Series A PIK Distribution Amount shall be the quotient of (A) the Series A PIK Distribution Amount divided by (B) the Series A Issue Price of the Series A Convertible Units originally issued pursuant to the 2015 Contribution Agreement; provided that instead of issuing any fractional Series A PIK Units, the Partnership shall round the number of Series A PIK Units issued down to the next lower whole Series A PIK Unit and pay cash in lieu of such fractional units, or at the Partnership’s option, the Partnership may round the number of Series A PIK Units issued up to the next higher whole Series A PIK Unit.

(ii) Notwithstanding anything in this Section 5.14(d) to the contrary, with respect to Series A Convertible Units that are converted into Common Units, the holder thereof shall not be entitled to a Series A Convertible Unit Distribution and a Common Unit distribution with respect to the same period, but shall be entitled only to the distribution to be paid based upon the class of Units held as of the close of business on the applicable Record Date.

(iii) When any Series A PIK Units are payable to a holder of Series A Convertible Units pursuant to this Section 5.14, the Partnership shall issue the Series A PIK Units to such holder no later than the date the corresponding distributions are made pursuant to Section 6.4(b) or Section 6.5, as applicable (the date of issuance of such Series A PIK Units, the “Series A PIK Payment Date”). On the Series A PIK Payment Date, the Partnership shall issue to such holder of Series A Convertible Units a Certificate or Certificates for the number of Series A PIK Units to which such holder of Series A Convertible Units shall be entitled.

(iv) For purposes of maintaining Capital Accounts, if the Partnership distributes one or more Series A PIK Units to a holder of Series A Convertible Units, (A) the Partnership shall be treated as distributing cash to such holder of Series A Convertible Units equal to the Series A PIK Distribution Amount, and (B) the holder of Series A Convertible Units shall be deemed to have recontributed to the Partnership in exchange for such newly issued Series A PIK Units an amount of cash equal to the Series A PIK Distribution Amount less the amount of any cash distributed by the Partnership in lieu of fractional Series A PIK Units, as applicable.

(v) If the Partnership distributes one or more Series A PIK Units to a holder of Series A Convertible Units in accordance with the foregoing and Sections 6.4(b)(iii)(z), 6.4(b)(iv)(z) or 6.4(b)(v)(z), the distribution to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(b)(iii)(y), 6.4(iv)(y) or 6.4(v)(y) that would have been made pursuant to Sections 6.4(b)(iii)(y), 6.4(iv)(y) or 6.4(v)(y) in the absence of this Section 5.14(d)(v) shall be reduced by the product of (A) the distribution to the holders of the Incentive Distribution Rights that would have been made pursuant to Sections 6.4(b)(iii)(y), 6.4(iv)(y) or 6.4(v)(y), as applicable, in the absence of this Section 5.14(d)(v) multiplied by (B) the quotient of (x) the Percentage Interests of the Series A Convertible Units divided by (y) the Percentage Interests of the Common Units and Series A Convertible Units.

(e) Voting. The Series A Convertible Units will have such voting rights pursuant to the Agreement as such Series A Convertible Units would have if they were Common Units that were then outstanding and shall vote together with the Common Units as a single class, except that the Series A Convertible Units shall be entitled to vote as a separate class on any matter on which Unitholders are entitled to vote that adversely affects the rights or preferences of the Series A Convertible Units in relation to other classes of Partnership Interests in any material respect or as required by law. The approval of a majority of the Series A Convertible Units shall be required to approve any matter for which the holders of the Series A Convertible Units are entitled to vote as a separate class. For the avoidance of doubt, each reference in this Agreement to the vote of, approval by, or notice to be given to, Unitholders holding Common Units shall be deemed to be a reference to the vote of, approval by, or notice to be given to, Unitholders of Common Units and Series A Convertible Units and each reference to the vote of, approval by, or notice to be given to, a majority of the Outstanding Common Units shall be deemed to be a reference to the vote of, approval by, or notice to be given to, a majority of the Common Units and Series A Convertible Units, both as Outstanding at such time.

(f) Certificates.

(i) The Series A Convertible Units shall be evidenced by Certificates in such form as the General Partner may approve and, subject to the satisfaction of any applicable legal, regulatory and contractual requirements, may be assigned or transferred in a manner identical to the assignment and transfer of other Units; unless and until the General Partner determines to assign the responsibility to another Person, the Partnership will act as the registrar and transfer agent for the Series A Convertible Units. The Certificates evidencing Series A Convertible Units shall be separately identified and shall not bear the same CUSIP number as the Certificates evidencing Common Units.

(ii) The certificate(s) representing the Series A Convertible Units shall be imprinted with a legend in substantially the following form:

“NEITHER THE OFFER NOR SALE OF THESE SECURITIES HAS BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THESE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER AND, IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT OR THE PARTNERSHIP HAS RECEIVED DOCUMENTATION REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER SUCH ACT. THIS SECURITY IS SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER SET FORTH IN THE FOURTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP, DATED AS OF DECEMBER 31, 2014, AS AMENDED, A COPY OF WHICH MAY BE OBTAINED FROM THE PARTNERSHIP AT ITS PRINCIPAL EXECUTIVE OFFICES.”

12. Section 6.1(d)(x)(A) is hereby amended and restated as follows:

(A) With respect to an event triggering an adjustment to the Carrying Value of Partnership property pursuant to Section 5.5(d) during any taxable period of the Partnership ending upon, or after, the issuance of IDR Reset Common Units pursuant to Section 5.11 or of Post-Initial Issuance Series A Convertible Units, any Unrealized Gains and Unrealized Losses shall be allocated among the Partners in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to all IDR Reset Common Units and Post-Initial Issuance Series A Convertible Units equaling the product of (i) the Aggregate Quantity of IDR Reset Common Units and the total Post-Initial Issuance Series A Convertible Units Outstanding and (ii) the Per Unit Capital Amount for an Initial Common Unit.

13. Section 6.1(d)(x) is hereby amended to add a new Section 6.1(d)(x)(C) as follows:

(C) At the election of the General Partner, after application of Section 5.5(d)(iv), with respect to any taxable period ending upon, or after, the conversion of the Series A Convertible Units into Common Units, all or a portion of the remaining items of Partnership gross income or gain for such taxable period shall be allocated to each Partner holding Series A Conversion Units in the proportion of the number of Series A Conversion Units held by such Partner to the total number of Series A Conversion Units then outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Series A Conversion Units to an amount that, after taking into account the other allocations of income, gain, loss and deduction to be made with respect to such taxable period, will be equal to the product of (i) the number of Series A Conversion Units held by such Partner and (ii) the Per Unit Capital Amount for a Common Unit that is not a Post-Initial Issuance Series A Convertible Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Series A Conversion Units and the Capital Accounts underlying Common Units that are not Series A Conversion Units.

14. Section 6.3(a) is hereby amended and restated as follows:

(a) Within 45 days following the end of each Quarter, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner, provided, however, that Series A Convertible Units issued in connection with the 2015 Contribution Agreement shall not be entitled to distributions and allocations with respect to any Quarter ending on or prior to the Closing Date. All amounts of Available Cash distributed by the Partnership on any date following the Westmoreland Closing Date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash distributed by the Partnership to the Partners following the Westmoreland Closing Date pursuant to Section 6.4(b) equals the Operating Surplus from the Westmoreland Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” Notwithstanding any provision to the contrary contained in this Agreement, the Partnership shall not make a distribution to any Partner on account of its interest in the Partnership if such distribution would violate the Delaware Act or any other applicable law.

15. Article VI is hereby amended to add a new Section 6.10 as follows:

6.10 Special Provisions Relating to Series A Convertible Unitholders.

(a) Subject to transfer restrictions in Section 4.8 of this Agreement, a Unitholder holding a Series A Conversion Unit shall provide notice to the Partnership of any Transfer of the Series A Conversion Unit by the earlier of (i) thirty (30) days following such Transfer and (ii) the last Business Day of the calendar year during which such Transfer occurred, unless (x) the Transfer is to an Affiliate of such Unitholder or (y) by virtue of the application of Section 5.5(d)(iii) and Section 6.1(d)(x), the Partnership has previously determined, based on the advice of counsel, that the Series A Conversion Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.10, the Partnership shall take whatever steps are required to provide economic uniformity to the Series A Conversion Unit in preparation for a Transfer of such Unit; provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units (for this purpose the allocations of income, gain, loss and deductions, and the making of any guaranteed payments or any reallocation of Capital Account balances among the Partners in accordance with Section 5.5(d)(iii) hereof and Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(4) with respect to Series A Convertible Units or Series A Conversion Units will be deemed not to have a material adverse effect on the Unitholders holding Common Units).

(b) Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Series A Convertible Units (i) shall (A) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Article III and Article VII and (B) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (ii) shall not (A) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as provided in Section 5.14 or (B) be entitled to any distributions other than as provided in Section 5.14, Article VI and Article XII.

B. Agreement in Effect. Except as hereby amended, the Partnership Agreement shall remain unchanged and unmodified and in full force and effect.

C. Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

D. Severability. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the effective date written above.

GENERAL PARTNER:
WESTMORELAND RESOURCES GP, LLC

By:	/s/ Jennifer S. Grafton

Name:	Jennifer S. Grafton

Title:	Chief Legal Officer